SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G**

Under the Securities Exchange Act of 1934
(Amendment No.    )*

The Walt Disney Company
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

254687106
(Cusip Number)

September 20, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/     /  Rule 13d-1(b)
/  X /  Rule 13d-1(c)
/     /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 59,904,377 shares, which constitutes approximately 2.9% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 2,093,297,793 shares outstanding.


CUSIP No. 254687106

1.     Name of Reporting Person:

        The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: 9,983,005 (1)
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: 9,983,005 (1)
Person
With
                          8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        9,983,005

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.5%

12.     Type of Reporting Person: 00 - Trust
----------
(1)     Power is exercised through its sole trustee, Perry R. Bass.


CUSIP No. 254687106

1.     Name of Reporting Person:

        820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                           5.     Sole Voting Power: 16,074,477 (1)
Number of
Shares
Beneficially        6.     Shared Voting Power: -0-
Owned By
Each
Reporting           7.     Sole Dispositive Power: 16,074,477 (1)
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        16,074,477

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.8%

12.     Type of Reporting Person: 00-Trust
----------
(1)     Power is exercised through its sole trustee, Lee M. Bass.


CUSIP No. 254687106

1.     Name of Reporting Person:

       Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                           5.     Sole Voting Power: 7,166,700 (1)
Number of
Shares
Beneficially        6.     Shared Voting Power: -0-
Owned By
Each
Reporting           7.     Sole Dispositive Power: 7,166,700 (1)
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        7,166,700

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /  /

11.     Percent of Class Represented by Amount in Row (9): 0.3%

12.     Type of Reporting Person: 00 - Trust
----------
(1)     Power is exercised through one of its trustees and its sole trustor, Sid R. Bass.


CUSIP No. 254687106

1.     Name of Reporting Person:

       Annie R. Bass Grandson's Trust for Sid R. Bass (1)

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: -0-
Number of
Shares
Beneficially       6.     Shared Voting Power:  -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: -0-
Person
With
                          8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

     /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust
----------------------------
(1)  The trustee of Annie R. Bass Grandson's Trust for Sid R. Bass is William P. Hallman, Jr.


CUSIP No. 254687106

1.     Name of Reporting Person:

        Annie R. Bass Grandson's Trust for Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power: 2,134,352 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: 2,134,352 (1)
Person
With
                         8.      Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,134,352

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.1%

12.     Type of Reporting Person: 00 - Trust
----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.


CUSIP No. 254687106

1.     Name of Reporting Person:

        Hyatt Anne Bass Successor Trust (1)

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: -0-
Number of
Shares
Beneficially       6.     Shared Voting Power:  -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: -0-
Person
With
                          8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: 00 - Trust
----------------------------
(1)  The trustee of Hyatt Anne Bass Successor Trust is Panther City Investment Company.


CUSIP No. 254687106

1.     Name of Reporting Person:

        Samantha Sims Bass Successor Trust (1)

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power: -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: -0-
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: 00 - Trust
---------------------------
(1)  The trustee of Samantha Sims Bass Successor Trust is Panther City Investment Company.


CUSIP No. 254687106

1.     Name of Reporting Person:

        Sid R. Bass, Inc.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: 500,000 (1)
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting           7.     Sole Dispositive Power: 500,000 (1)
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        500,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: CO
----------
(1) Power is exercised through the trustee of sole shareholder Sid R. Bass Management Trust, Sid R. Bass.


CUSIP No. 254687106

1.     Name of Reporting Person:

        Lee M. Bass, Inc.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: 13,190,850 (1)
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: 13,190,850 (1)
Person
With
                          8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        13,190,850

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.6%

12.     Type of Reporting Person: CO
----------
(1)     Power is exercised through its sole shareholder, Lee M. Bass.


CUSIP No. 254687106

1.     Name of Reporting Person:

        Bass Successor Trust (1)

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: -0-
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: -0-
Person
With
                          8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust
----------
(1)  The trustee of Bass Successor Trust is Panther City Investment Company.


CUSIP No. 254687106

1.     Name of Reporting Person:

        Panther City Investment Company

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: 2,865,648 (1)
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: 2,865,648 (1)
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,865,648

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.1%

12.     Type of Reporting Person: CO
----------
(1)  Power is exercised through its sole shareholder, Panther City Production Company. The President of both Panther City Production Company and Panther City Investment Company is W.R. Cotham. In addition to the shares reported herein, W.R. Cotham may be deemed to own beneficially a further 79,194 shares, held by certain family trusts for which W.R. Cotham serves as trustee.


CUSIP No. 254687106

1.     Name of Reporting Person:

        WD Partners, L.P. (1)

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                          5.     Sole Voting Power: -0-
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: -0-
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN
----------
(1)  The general partners of WD Partners, L.P. are (i) DW Genpar, Inc., of which Peter Sterling is the sole director and sole shareholder, and (ii) WD Genpar, Inc., of which Sid R. Bass Management Trust is sole shareholder.


CUSIP No. 254687106

1.     Name of Reporting Person:

          Lee and Ramona Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: 506,650 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: 506,650 (1)
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          506,650

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          / /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: CO
---------------
(1)     Power is exercised through its President, Lee M. Bass.


CUSIP No. 254687106

1.     Name of Reporting Person:

         Alamo Partners

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: 280,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 280,000 (1)
Person
With
                       8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          280,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  less than 0.1%

12.     Type of Reporting Person: PN
----------------------------
(1)     Power is exercised through its manager, Lee M. Bass 1986 Children's Trust.


CUSIP No. 254687106

1.     Name of Reporting Person:

        Lee M. Bass 1993 children's trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                           5.     Sole Voting Power: 6,874,740 (1)
Number of
Shares
Beneficially        6.     Shared Voting Power: -0-
Owned By
Each
Reporting           7.     Sole Dispositive Power: 6,874,740 (1)
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        6,874,740

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.3%

12.     Type of Reporting Person: 00-Trust
----------
(1)     Power is exercised through its sole trustee, Lee M. Bass.


CUSIP No. 254687106

1.     Name of Reporting Person:

          William P. Hallman, Jr.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: USA

                          5.     Sole Voting Power: 2,742,307 (1)
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: 2,742,307 (1)
Person
With
                          8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,742,307 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.1%

12.     Type of Reporting Person: IN
----------
(1)     Solely in his capacities as the sole trustee of the Annie R. Bass Grandson's Trust for Lee M. Bass with respect to 2,134,352 shares of the Stock, and as the sole trustee of the Lee M. Bass 1986 Children's Trust, the manager of Alamo Partners, with respect to 280,000 shares of the Stock.


Item 1(a).     Name of Issuer.

The name of the issuer is Walt Disney Co.(the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 500 South Buena Vista Street, Burbank, California 91521.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by The Bass Management Trust, a Texas revocable trust ("BMT"), 820 Management Trust, a Texas revocable trust ("820"), Sid R. Bass Management Trust, a Texas revocable trust ("SRBMT"), Annie R. Bass Grandson's Trust for Sid R. Bass, a Texas testamentary trust ("ARBS"), Annie R. Bass Grandson's Trust for Lee M. Bass, a Texas testamentary trust ("ARBL"), Hyatt Anne Bass Successor Trust, a Texas trust ("HBST"), Samantha Sims Bass Successor Trust, a Texas trust ("SBST"), Sid R. Bass, Inc., a Texas corporation ("SRB Inc."), Lee M. Bass, Inc., a Texas corporation ("LMB Inc."), the Bass Successor Trust, a Texas trust ("BST") , Panther City Investment Company, a Texas corporation ("PCIC"), WD Partners, L.P., a Delaware limited partnership ("WD"), Lee and Ramona Bass Foundation, a Texas non-profit corporation ("LRBF"), Alamo Partners, a Texas general partnership ("Alamo"), Lee M. Bass 1993 children's trust, a Texas trust ("LMB1993CT") and William P. Hallman, Jr. ("WPH") (collectively, the "Reporting Persons").  Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):   Perry R. Bass ("PRB"), Nancy Lee Bass ("NLB"), Lee M. Bass ("LMB"), Sid R. Bass ("SRB"), Panther City Production Company, a Texas corporation ("PCPC"), W.R. Cotham ("WRC"), DW Genpar, Inc., a Texas corporation ("DWG"), WD Genpar, Inc., a Texas corporation ("WDG"), Peter Sterling ("PS") and Lee M. Bass 1986 Children's Trust, a Texas trust ("LMBCT"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).      Address of Principal Business Office, or if None, Residence.

The principal business office for WPH is 201 Main Street, Suite 2500, Fort Worth, Texas  76102.

The principal business office for each of HBST, SBST, PCIC, PCPC and WRC is 201 Main Street, Suite 2600, Fort Worth, Texas  76102.

The principal business office for each of SRBMT, LMB, ARBS, ARBL, WD, DWG, WDG, BST, SRB Inc., LMB Inc., LMB1993CT, BMT, PRB, 820 and SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

The principal business office for each of LRBF, Alamo, PS and LMBCT is 201 Main Street, Suite 3200, Fort Worth, Texas  76102.

NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed.

Item 2(c).       Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), issued by the Issuer.

Item 2(e).     CUSIP Number.

The CUSIP number of the shares of Stock is 254687106.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) / /  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) / /  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) / /  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h) / /  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.     Ownership.

(a) - (b)

Reporting Persons

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 9,983,005, which constitutes approximately 0.5% of the outstanding shares of the Stock.

820

The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,074,477, which constitutes approximately 0.8% of the outstanding shares of the Stock.

SRBMT

The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,166,700, which constitutes approximately 0.3% of the outstanding shares of the Stock.

ARBS

ARBS is not the beneficial owner of any of the outstanding shares of the Stock.

ARBL

The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,134,352, which constitutes approximately 0.1% of the outstanding shares of the Stock.

HBST

HBST is not the beneficial owner of any of the outstanding shares of the Stock.

SBST

SBST is not the beneficial owner of any of the outstanding shares of the Stock.

SRB Inc.

The aggregate number of shares of the Stock that SRB Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 500,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

LMB Inc.

The aggregate number of shares of the Stock that LMB Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,190,850, which constitutes approximately 0.6% of the outstanding shares of the Stock.

BST

BST is not the beneficial owner of any of the outstanding shares of the Stock.

PCIC

The aggregate number of shares of the Stock that PCIC owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,865,648, which constitutes approximately 0.1% of the outstanding shares of the Stock.

WD

WD is not the beneficial owner of any of the outstanding shares of the Stock.

LRBF

The aggregate number of shares of the Stock that LRBF owns beneficially, pursuant to Rule 13d-3 of the Act, is 506,650, which constitutes less than 0.1% of the outstanding shares of the Stock.

Alamo

The aggregate number of shares of the Stock that Alamo owns beneficially, pursuant to Rule 13d-3 of the Act, is 280,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

LMB1993CT

The aggregate number of shares of the Stock that LMB1993CT owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,874,740, which constitutes approximately 0.3% of the outstanding shares of the Stock.

WPH

Because of his positions as the sole trustee of each of ARBL and LMBCT, the manager of Alamo, and because of his direct ownership of 327,955 shares of the Stock, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,742,307 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

Controlling Persons

PRB

Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,983,005 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of the Stock.

NLB

Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,983,005 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of the Stock.

LMB

Because of his positions as the sole trustee of 820 and of LMB1993CT, and as the sole shareholder of LMB Inc. and as the President of LRBF, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,646,717 shares of the Stock, which constitutes approximately 1.8% of the outstanding shares of the Stock.

SRB

Because of his position as a trustee and the sole trustor of SRBMT, which is also the sole shareholder of SRB Inc., SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,666,700 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

PCPC

Because of its position as the sole shareholder of PCIC, PCPC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,865,648 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

WRC

Because of his position as the President of PCPC, WRC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,865,648 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

DWG

DWG is not the beneficial owner of any of the outstanding shares of the Stock.

WDG

WDG is not the beneficial owner of any of the outstanding shares of the Stock.

PS

PS is not the beneficial owner of any of the outstanding shares of the Stock.

LMBCT

Because of its position as manager of Alamo, LMBCT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 280,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BMT

Acting through one of its trustees and its sole trustor, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,983,005 shares of the Stock.

820

Acting through its sole trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,074,477 shares of the Stock.

SRBMT

Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,166,700 shares of the Stock.

ARBS

ARBS has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

ARBL

Acting through its sole trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,134,352 shares of the Stock.

HBST

HBST has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SBST

SBST has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB Inc.

Acting through the trustee of sole shareholder SRBMT, SRB Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500,000 shares of the Stock.

LMB Inc.

Acting through its sole shareholder, LMB Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,190,850 shares of the Stock.

BST

BST has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PCIC

Acting through its President, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,865,648 shares of the Stock.

WD

WD has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LRBF

Acting through its President, LRBF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 506,650 shares of the Stock.

Alamo

Acting through its manager, Alamo has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 280,000 shares of the Stock.

LMB1993CT

Acting through its sole trustee, LMB1993CT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,874,740 shares of the Stock.

WPH

Because of his position as the sole trustee of each of ARBL and LMBCT, the manager of Alamo, and because of his direct ownership of 327,955 shares of the Stock, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,742,307 shares of the Stock.

Controlling Persons

PRB

In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,983,005 shares of the Stock.

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

Because of his positions as a trustee and the sole trustor of 820, and as the sole trustee of the LMB1993CT, and as the sole shareholder of LMB Inc. and as the President of LRBF, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,646,717 shares of the Stock.

SRB

Because of his positions as a trustee and the sole trustor of SRBMT, which is also the sole shareholder of SRB Inc., SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,666,700 shares of the Stock.

PCPC

As the sole shareholder of PCIC, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,865,648 shares of the Stock.

WRC

As the President of PCPC, WRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,865,648 shares of the Stock.

DWG

DWG has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

WDG

WDG has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PS

PS has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMBCT

Acting through its Trustee, and in its capacity as manager of Alamo, LMBCT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 280,000 shares of Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

On September 20, 2001, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock and also ceased to be a group, as defined in Rule 13d-5.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of the Reporting Person pursuant to Rule 13d-1(c).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

See Item 5 above.

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

DATED:     September 24, 2001

THE BASS MANAGEMENT TRUST

By: /s/ W.R. Cotham
      W.R. Cotham, Attorney-in-Fact for
      The Bass Management Trust (1)

/s/ William P. Hallman, Jr.
William P. Hallman, Jr.,
Individually and as Sole Trustee
of each of the Annie R. Bass
Grandson's Trust for Sid R. Bass,
and the Annie R. Bass Grandson's
Trust for Lee M. Bass and as
Attorney-in-Fact for:

Lee M. Bass (2)
Sole Trustee of 820 MANAGEMENT TRUST
and of LEE M. BASS 1993 CHILDREN'S TRUST

SID R. BASS MANAGEMENT TRUST

By:  /s/ W. R. Cotham
      W. R. Cotham, Attorney-in-Fact for
       Sid R. Bass Management Trust (3)

PANTHER CITY INVESTMENT COMPANY
Individually and in its capacity as Trustee for:
HYATT ANNE BASS SUCCESSOR TRUST
SAMANTHA SIMS BASS SUCCESSOR TRUST
BASS SUCCESSOR TRUST

By: /s/ W. R. Cotham
      W.R. Cotham, President

SID R. BASS, INC.

By: /s/ W.R. Cotham
      W.R. Cotham, Vice President

LEE M. BASS, INC.

By: /s/ W.R. Cotham
      W.R. Cotham, Vice President

WD PARTNERS, L.P.
By: DW Genpar, Inc., general partner
By: WD Genpar, Inc., general partner

      By: /s/ W.R. Cotham
            W.R. Cotham, Vice President

LEE AND RAMONA BASS FOUNDATION

By: /s/ William P. Hallman, Jr.
     William P. Hallman, Jr., Secretary

ALAMO PARTNERS, a Texas general partnership By: Lee M. Bass 1986 Children's Trust, Manager By: /s/ William P. Hallman, Jr. William P. Hallman, Jr., Trustee

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.